Exhibit 99.1

El Limon Mine Update

Vancouver, October 7, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”) provides the following press release which was disseminated by B2Gold Nicaragua on October 6, 2015.

B2Gold Nicaragua provides the following update on the ongoing  illegal blockade. Unfortunately, today violence broke out when members of the Nicaraguan National Police attempted to clear access to the mining operation’s main entrance. As a result of the confrontation there were several injuries and significant material damages. While the Nicaraguan National Police were reestablishing order a  Nicaraguan National Police officer was injured and died as a result of his injuries. In the wake of the illegal blockade, El Limon Mine calls for calm and order to be reestablished in the Mining District. The majority of the population wants peace and progress.

“Our solidarity is with the family and friends of the fallen officer, a victim of violent acts at El Limon Mine that have not only caused irreparable harm to a Nicaraguan family but that affect the entire community of the Mining District,” said Martin Esparza, General Manager of B2Gold’s El Limon Mine.

“We hold that dialogue and respect for the law are keys to the development of a community. For this reason we insist that the instigators of these actions cease all violence, for the welfare of all families of El Limon Mining District,” said Esparza said.

As a result of the illegal blockade mining operations have been halted. The illegal blockade is a result of a small group of people protesting contract cancellation of three former workers. The contract cancellation was approved by the Ministry of Labor, for just cause.

B2Gold would like to express its gratitude for the support received from the majority of workers, the community and the government of Nicaragua in search of alternatives to resolve the blockade.  Yesterday hundreds of workers of B2Gold’s El Limon Mine and community members of the Mining District met and publicly asked for mining operations to be reinitiated.

Despite the illegal blockade, the town currently remains calm. In the coming days B2Gold will review the situation with labour and government in order to determine an appropriate strategy to lead the community, workforce and mine toward the sustainable future it has worked for and needs.

Year to date, production at El Limon has met or exceeded budget and, subject to a timely resolution of the current illegal dispute, the Company expects to meet 2015 guidance of 55,000-65,000 ounces of gold which represents approximately 11% of B2Gold’s 2015 gold production.

ON BEHALF OF B2GOLD CORP.

“Pablo Venturo”

B2Gold Nicaragua, Country Manager

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks identified in B2Gold’s filings with Canadian 2 securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.